FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 31, 2008, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing consolidated financial results for the fiscal 2008 third quarter, ended December 31, 2007.

2.	Supplemental consolidated financial data for the fiscal 2008 third quarter, ended December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: February 6, 2008

January 31, 2008

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Munetsugu Takeda (Europe)

(Tel: +49-611-235-305)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 114 yen.)

MATSUSHITA REPORTS THIRD QUARTER NET PROFIT INCREASE

- Strong Sales of Digital Products Contributed to Favorable Results -

Osaka, Japan, January 31, 2008 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the third quarter and the nine months, ended December 31, 2007, of the current fiscal year, ending March 31, 2008 (fiscal 2008).

Consolidated Third-quarter Results

Consolidated group sales for the third quarter amounted to 2,344.6 billion yen (U.S.$20.57 billion), down 4% from 2,436.8 billion yen in the same three-month period a year ago. Explaining the third quarter results, the company cited sales gains in all product categories, with strong sales in digital audiovisual (AV) products and white goods. Meanwhile, total sales declined because sales of JVC (Victor Company of Japan, Ltd. and its subsidiaries)1 for the third quarter are excluded from the consolidated group sales. Of the consolidated group total, domestic sales were down 6% to 1,138.3 billion yen ($9.99 billion), from 1,214.5 billion yen a year ago. Overseas sales decreased to 1,206.3 billion yen ($10.58 billion) from 1,222.3 billion yen in the third quarter of fiscal 2007.

[1]

Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007. Accordingly, sales of JVC from August 2007 are excluded from the consolidated group sales. For more information, see Note 3 of the Notes to consolidated financial statements on page 16.

During the third quarter under review, the electronics industry faced severe business conditions in Japan and overseas, due mainly to rising prices for crude oil and other raw materials, and continued price declines caused by ever-intensified global competition, mainly in digital products. Under these circumstances, in fiscal 2008, the first year of the new mid-term management plan GP3, Matsushita is implementing initiatives to accelerate its growth strategy.

As part of such efforts, the company continues to increase the competitiveness of V-products, which contribute to overall business results significantly as the core of its growth strategies, in order to boost its market shares. In overseas businesses, the company aims to accelerate sales growth in emerging markets as well as the United States and Europe. It is already building a framework to increase sales in Russia, Brazil and India, in order to put greater emphasis on cutting-edge products in these markets. In addition, Matsushita is striving to realize a manufacturing-oriented company—one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. To achieve this, the company is promoting wider collaboration across business fields and operating regions, and thus implementing innovative activities in all processes including product design and quality, procurement, logistics, overseas sales and other areas of its operations.

Regarding earnings, operating profit2 for the third quarter increased by 22%, to 165.4 billion yen ($1.45 billion), from 135.8 billion yen in the same period a year ago. Despite the negative effects from increasing prices for crude oil and other raw materials, and intensified global price competition, sales increase in real terms excluding the effect of JVC and the companywide cost reduction efforts including material costs and fixed costs led to an increase in operating profit. In other income (deductions), the company recorded an increase in net financial income, while incurring increased expenses associated with the implementation of early retirement programs. These and other factors resulted in pre-tax income of 176.6 billion yen ($1.55 billion), up 22% from 144.4 billion yen in the previous year. Net income also increased 46% to 115.2 billion yen ($1.01 billion), from 78.7 billion yen in the same quarter of the previous year. The company’s net income per common share was 54.49 yen ($0.48) on a diluted basis, versus 36.13 yen on the same period a year ago.

[2]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 16.

Consolidated Nine-month Results

Consolidated group sales for the nine months ended December 31, 2007 increased 1% to 6,869.9 billion yen ($60.26 billion), compared with 6,826.3 billion yen in the same nine-month period a year ago. Explaining the nine-month results, the company cited sales gains in digital AV products, such as flat-panel TVs. Domestic sales amounted to 3,326.1 billion yen ($29.18 billion), down 2% from a year ago, while overseas sales increased 3% to 3,543.8 billion yen ($31.08 billion) from the previous year’s nine months.

For reasons similar to those given for third quarter results, the company’s operating profit for the nine months increased 12% to 385.4 billion yen ($3.38 billion), from 343.2 billion yen in the comparable period a year ago. Pre-tax income amounted to 364.2 billion yen ($3.20 billion), down 3% from 376.9 billion yen in the previous year. This result is due mainly to an increase in expenses associated with the implementation of early retirement programs and the previous year’s gains of 27.3 billion yen on the sale of the investments regarding cable broadcasting business. Net income was up 14% to 220.3 billion yen ($1.93 billion), from 193.8 billion yen in the same period a year ago.

Consolidated Third-quarter Sales Breakdown by Product Category

The company’s third-quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 5% to 1,131.3 billion yen ($9.93 billion), from 1,072.5 billion yen in last year’s third-quarter. Sales of video and audio equipment increased 10% from the previous year’s third-quarter, due mainly to favorable sales in digital AV products such as flat-panel TVs and digital cameras.

In information and communications equipment, sales gains in automotive electronics and mobile phones led to a 1% increase overall from a year ago.

Home Appliances

Sales of Home Appliances increased 6% to 331.0 billion yen ($2.90 billion), compared with 311.6 billion yen in last year’s third-quarter, due mainly to favorable sales in white goods. In particular, double-digit sales growth was recorded in air conditioners, compressors and refrigerators.

Components and Devices

Sales of Components and Devices were up 1% to 295.5 billion yen ($2.59 billion), compared with 294.0 billion yen in the same period of the previous year, due mainly to steady sales in general electronic components.

MEW and PanaHome

Sales of MEW and PanaHome amounted to 428.3 billion yen ($3.76 billion), maintaining the same level as the previous year’s 428.1 billion yen. At Matsushita Electric Works, Ltd. (MEW) and its subsidiaries, despite weak sales of building products as a result of a decrease in residential construction starts, sales gains in electronic and plastic materials and automation controls led to an overall increase in sales. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to decreased sales.

Other

Sales for Other totaled 158.5 billion yen ($1.39 billion), up 3% from 154.3 billion yen in the same period a year ago.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2008 third quarter amounted to 65.0 billion yen ($570 million). This was due mainly to cash inflows from net income and depreciation. Net cash used in investing activities amounted to 93.9 billion yen ($824 million). Capital expenditures for tangible fixed assets were 95.6 billion yen ($839 million), mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors. Net cash used in financing activities was 68.4 billion yen ($600 million). Major factors included the repurchase of the company’s common stock and the payment of cash dividends. All these activities resulted in cash and cash equivalents of 1,122.8 billion yen ($9.85 billion) at the end of December 2007, down 99.8 billion yen from the end of the first fiscal half.

The company’s consolidated total assets as of December 31, 2007 decreased by 55.8 billion yen as compared with the end of the first fiscal half, to 7,511.5 billion yen ($65.89 billion). An increase in trade receivables caused by seasonal factors such as year-end sales was offset by a decrease in investments as a result of a declined market value. Stockholders’ equity increased 36.8 billion yen, as compared with the end of the first fiscal half, to 3,942.9 billion yen ($34.59 billion) as of December 31, 2007. Despite an increase in treasury stock on continued repurchases of the company’s own shares and a decrease in accumulated other comprehensive income as a result of decreased market value of available-for-sale securities, increases in retained earnings led to an overall increase in stockholders’ equity.

Outlook for the Full Fiscal Year 2008

The company expects the future business environment to become more uncertain in the fourth quarter of fiscal 2008, with a global economic slowdown stemming from the U.S. subprime loan problem and the sharp appreciation of the yen. Considering these conditions, as well as increasing prices for crude oil and other raw materials, and ever-intensified global price competition, the forecast for the full fiscal year 2008, ending March 31, 2008, remains unchanged from the forecast announced on July 24, 2007.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended December 31)

	Yen (millions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
Net sales	¥2,344,565	¥2,436,828	96%	$20,566
Cost of sales	(1,640,169)	(1,717,381)		(14,387)
Selling, general and administrative expenses	(539,004)	(583,614)		(4,728)
Interest income	9,128	8,662		80
Dividend income	3,895	2,677		34
Interest expense	(4,735)	(5,089)		(42)
Expenses associated with the implementation of early retirement programs **	(3,362)	(472)		(29)
Other income, net	6,272	2,783		55

Income before income taxes	176,590	144,394	122%	1,549

Provision for income taxes	(47,036)	(56,943)		(413)
Minority interests	(11,062)	(8,852)		(97)
Equity in earnings (losses) of associated companies	(3,309)	74		(29)

Net income	¥115,183	¥78,673	146%	$1,010

Net income, basic
per common share	54.49 yen	36.13 yen		$0.48
per ADS	54.49 yen	36.13 yen		$0.48
Net income, diluted
per common share	54.49 yen	36.13 yen		$0.48
per ADS	54.49 yen	36.13 yen		$0.48

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 16-17.

Supplementary Information
(Three months ended December 31)
	Yen (millions)			U.S. Dollars (millions)
	2007	2006		2007
Depreciation (tangible assets):	¥68,552	¥69,923		$601
Capital investment ***:	¥92,487	¥117,649		$811
R&D expenditures:	¥130,708	¥139,087		$1,147

Number of employees (Dec. 31)	305,622	329,753

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Nine months ended December 31)

	Yen (millions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
Net sales	¥6,869,870	¥6,826,322	101%	$60,262
Cost of sales	(4,865,737)	(4,802,430)		(42,682)
Selling, general and administrative expenses	(1,618,747)	(1,680,668)		(14,200)
Interest income	26,443	20,522		232
Dividend income	9,463	6,827		83
Interest expense	(15,315)	(15,282)		(134)
Expenses associated with the implementation of early retirement programs **	(19,201)	(4,764)		(168)
Other income (loss), net	(22,545)	26,341		(198)

Income before income taxes	364,231	376,868	97%	3,195

Provision for income taxes	(117,900)	(156,616)		(1,034)
Minority interests	(16,074)	(26,784)		(141)
Equity in earnings (losses) of associated companies	(9,952)	328		(87)

Net income	¥220,305	¥193,796	114%	$1,933

Net income, basic
per common share	103.65 yen	88.44 yen		$0.91
per ADS	103.65 yen	88.44 yen		$0.91
Net income, diluted
per common share	103.65 yen	88.44 yen		$0.91
per ADS	103.65 yen	88.44 yen		$0.91

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 16-17.

Supplementary Information
(Nine months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2007	2006		2007
Depreciation (tangible assets):	¥205,052	¥203,786		$1,799
Capital investment ***:	¥309,649	¥323,772		$2,716
R&D expenditures:	¥410,624	¥420,911		$3,602

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

December 31, 2007

With comparative figures for September 30, 2007

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2007
Assets
Current assets:
Cash and cash equivalents	¥1,122,760	¥1,222,517	$9,849
Time deposits	95,582	36,738	838
Short-term investments	67,820	87,768	595
Trade receivables (notes and accounts) and other current assets	1,681,256	1,620,539	14,748
Inventories	938,016	934,967	8,228

Total current assets	3,905,434	3,902,529	34,258

Investments and advances	1,087,505	1,191,754	9,540
Property, plant and equipment, net of accumulated depreciation	1,597,131	1,578,424	14,010
Other assets	921,405	894,595	8,082

Total assets	¥7,511,475	¥7,567,302	$65,890

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥130,925	¥97,053	$1,148
Trade payables (notes and accounts) and other current liabilities	2,396,717	2,459,418	21,024

Total current liabilities	2,527,642	2,556,471	22,172

Long-term debt	174,042	206,799	1,527
Other long-term liabilities	360,739	397,465	3,164
Minority interests	506,121	500,411	4,440
Common stock	258,740	258,740	2,270
Capital surplus	1,217,850	1,217,841	10,683
Legal reserve	90,079	90,020	790
Retained earnings	2,886,543	2,808,520	25,320
Accumulated other comprehensive income (loss) *	67,953	88,374	596
Treasury stock	(578,234)	(557,339)	(5,072)

Total liabilities, minority interests and stockholders’ equity	¥7,511,475	¥7,567,302	$65,890

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2007
Cumulative translation adjustments	¥(87,306)	¥(96,649)	$(766)
Unrealized holding gains of available-for-sale securities	112,558	141,058	987
Unrealized gains of derivative instruments	549	1,052	5
Pension liability adjustments	42,152	42,913	370

**	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
AVC Networks
Video and audio equipment	¥588.2	¥537.0	110%	$5,160
Information and communications equipment	543.1	535.5	101%	4,764

Subtotal	1,131.3	1,072.5	105%	9,924

Home Appliances	331.0	311.6	106%	2,903

Components and Devices	295.5	294.0	101%	2,592

MEW and PanaHome	428.3	428.1	100%	3,757

JVC	—	176.3	—	—

Other	158.5	154.3	103%	1,390

Total	¥2,344.6	¥2,436.8	96%	$20,566

Domestic sales	1,138.3	1,214.5	94%	9,985
Overseas sales	1,206.3	1,222.3	99%	10,581

(Nine months ended December 31)

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
AVC Networks
Video and audio equipment	¥1,435.9	¥1,337.3	107%	$12,596
Information and communications equipment	1,615.6	1,512.9	107%	14,172

Subtotal	3,051.5	2,850.2	107%	26,768

Home Appliances	972.9	907.7	107%	8,534

Components and Devices	881.4	852.4	103%	7,732

MEW and PanaHome	1,277.4	1,240.0	103%	11,205

JVC	180.5	497.9	36%	1,583

Other	506.2	478.1	106%	4,440

Total	¥6,869.9	¥6,826.3	101%	$60,262

Domestic sales	3,326.1	3,394.6	98%	29,176
Overseas sales	3,543.8	3,431.7	103%	31,086

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2007/2006	Yen (billions)	Percentage 2007/2006
	2007		2007
AVC Networks
Video and audio equipment	¥153.0	99%	¥435.2	114%
Information and communications equipment	251.2	97%	291.9	106%

Subtotal	404.2	98%	727.1	110%

Home Appliances	185.3	101%	145.7	113%

Components and Devices	109.7	101%	185.8	100%

MEW and PanaHome	346.8	96%	81.5	122%

Other	92.3	94%	66.2	118%

Total	¥1,138.3	94%	¥1,206.3	99%

(Nine months ended December 31)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2007/2006	Yen (billions)	Percentage 2007/2006
	2007		2007
AVC Networks
Video and audio equipment	¥378.3	101%	¥1,057.6	110%
Information and communications equipment	759.6	106%	856.0	108%

Subtotal	1,137.9	104%	1,913.6	109%

Home Appliances	518.3	100%	454.6	116%

Components and Devices	304.6	101%	576.8	105%

MEW and PanaHome	1,038.7	99%	238.7	123%

JVC	45.9	33%	134.6	38%

Other	280.7	95%	225.5	123%

Total	¥3,326.1	98%	¥3,543.8	103%

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
[Sales]
AVC Networks	¥1,207.7	¥1,148.8	105%	$10,594
Home Appliances	339.2	323.8	105%	2,975
Components and Devices	357.3	360.9	99%	3,134
MEW and PanaHome	472.5	467.0	101%	4,145
JVC	—	177.8	—	—
Other	361.2	350.9	103%	3,168

Subtotal	2,737.9	2,829.2	97%	24,016
Eliminations	(393.3)	(392.4)	—	(3,450)

Consolidated total	¥2,344.6	¥2,436.8	96%	$20,566

[Segment Profit] **
AVC Networks	¥84.3	¥70.9	119%	$739
Home Appliances	25.9	19.0	136%	227
Components and Devices	27.8	25.6	109%	244
MEW and PanaHome	27.3	24.9	110%	240
JVC	—	0.5	—	—
Other	12.1	12.1	100%	106

Subtotal	177.4	153.0	116%	1,556
Corporate and eliminations	(12.0)	(17.2)	—	(105)

Total segment profit	¥165.4	¥135.8	122%	$1,451

Interest income	9.1	8.7		$80
Dividend income	3.9	2.7		34
Interest expense	(4.7)	(5.1)		(42)
Expenses associated with the implementation of early retirement programs **	(3.4)	(0.5)		(29)
Other income, net	6.3	2.8		55

Income before income taxes	¥176.6	¥144.4	122%	$1,549

* **	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Nine months ended December 31)

By Business Segment:

	Yen (billions)		Percentage	U.S. Dollars (millions)
	2007	2006	2007/2006	2007
[Sales]
AVC Networks	¥3,267.3	¥3,065.7	107%	$28,661
Home Appliances	1,006.2	933.8	108%	8,826
Components and Devices	1,069.6	1,046.2	102%	9,382
MEW and PanaHome	1,409.7	1,358.2	104%	12,366
JVC	183.1	504.9	36%	1,606
Other	1,126.4	1,102.0	102%	9,881

Subtotal	8,062.3	8,010.8	101%	70,722
Eliminations	(1,192.4)	(1,184.5)	—	(10,460)

Consolidated total	¥6,869.9	¥6,826.3	101%	$60,262

[Segment Profit] **
AVC Networks	¥194.4	¥172.9	112%	$1,705
Home Appliances	63.1	58.8	107%	554
Components and Devices	77.3	76.2	101%	678
MEW and PanaHome	68.4	57.4	119%	600
JVC	(9.7)	(0.5)	—	(85)
Other	47.1	44.0	107%	413

Subtotal	440.6	408.8	108%	3,865
Corporate and eliminations	(55.2)	(65.6)	—	(485)

Total segment profit	¥385.4	¥343.2	112%	$3,380

Interest income	26.4	20.5		$232
Dividend income	9.5	6.8		83
Interest expense	(15.3)	(15.3)		(134)
Expenses associated with the implementation of early retirement programs **	(19.2)	(4.7)		(168)
Other income, net	(22.6)	26.4		(198)

Income before income taxes	¥364.2	¥376.9	97%	$3,195

* **	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Three months ended December 31)

	Yen (millions)		U.S. Dollars (millions)
	2007	2006	2007
Cash flows from operating activities:
Net income	¥115,183	¥78,673	$1,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,296	78,231	678
Net (gain) loss on sale of investments	(5,510)	(5,719)	(48)
Minority interests	11,062	8,852	97
(Increase) decrease in trade receivables	(50,744)	(33,191)	(445)
(Increase) decrease in inventories	1,330	(589)	12
Increase (decrease) in trade payables	(55,642)	(2,196)	(488)
Increase (decrease) in retirement and severance benefits	(26,847)	(21,663)	(236)
Other	(1,139)	27,159	(10)

Net cash provided by operating activities	¥64,989	¥129,557	$570

Cash flows from investing activities:
Proceeds from disposition of investments and advances	103,347	27,623	907
Increase in investments and advances	(31,517)	(55,422)	(276)
Capital expenditures	(95,649)	(113,520)	(839)
Proceeds from sale of fixed assets	6,522	32,320	57
(Increase) decrease in time deposits	(58,096)	(64,920)	(510)
Other	(18,535)	(6,733)	(163)

Net cash used in investing activities	¥(93,928)	¥(180,652)	$(824)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	13,070	(14,822)	115
Increase (decrease) in deposits and advances from employees	(65)	(117)	(1)
Increase (decrease) in long-term debt	(17,691)	(9,550)	(155)
Dividends paid	(37,101)	(32,894)	(326)
Dividends paid to minority interests	(5,719)	(4,507)	(50)
(Increase) decrease in treasury stock	(20,886)	(50,845)	(183)

Net cash used in financing activities	¥(68,392)	¥(112,735)	$(600)

Effect of exchange rate changes on cash and cash equivalents	(2,426)	22,005	(21)

Net increase (decrease) in cash and cash equivalents	(99,757)	(141,825)	(875)
Cash and cash equivalents at beginning of period	1,222,517	1,407,706	10,724

Cash and cash equivalents at end of period	¥1,122,760	¥1,265,881	$9,849

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Nine months ended December 31)

	Yen (millions)		U.S. Dollars (millions)
	2007	2006	2007
Cash flows from operating activities:
Net income	¥220,305	¥193,796	$1,933
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	233,278	230,379	2,046
Net (gain) loss on sale of investments	(7,956)	(36,838)	(70)
Minority interests	16,074	26,784	141
(Increase) decrease in trade receivables	(67,622)	(3,062)	(593)
(Increase) decrease in inventories	(83,032)	(105,742)	(728)
Increase (decrease) in trade payables	(45,226)	(21,510)	(397)
Increase (decrease) in retirement and severance benefits	(89,594)	(80,756)	(786)
Other	70,451	124,157	618

Net cash provided by operating activities	¥246,678	¥327,208	$2,164

Cash flows from investing activities:
(Increase) decrease in short-term investments	697	26,540	6
Proceeds from disposition of investments and advances	191,410	84,440	1,679
Increase in investments and advances	(123,658)	(222,445)	(1,085)
Capital expenditures	(314,668)	(320,423)	(2,760)
Proceeds from sale of fixed assets	129,857	132,610	1,139
(Increase) decrease in time deposits	130,091	(235,037)	1,141
Purchase of shares of a newly consolidated subsidiary	(50,465)	—	(443)
Proceeds from sale of shares of subsidiaries	—	40,548	—
Other	(41,675)	(29,952)	(365)

Net cash used in investing activities	¥(78,411)	¥(523,719)	$(688)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(8,476)	(25,799)	(74)
Increase (decrease) in deposits and advances from employees	(109)	(13,624)	(1)
Increase (decrease) in long-term debt	(38,304)	(39,951)	(336)
Dividends paid	(69,295)	(54,989)	(608)
Dividends paid to minority interests	(16,502)	(13,919)	(145)
(Increase) decrease in treasury stock	(82,515)	(92,250)	(724)
Proceeds from issuance of shares by subsidiaries	39,866	—	350

Net cash used in financing activities	¥(175,335)	¥(240,532)	$(1,538)

Effect of exchange rate changes on cash and cash equivalents	(13,370)	35,528	(117)
Effect of changes in consolidated subsidiaries	(93,441)	—	(820)

Net increase (decrease) in cash and cash equivalents	(113,879)	(401,515)	(999)
Cash and cash equivalents at beginning of period	1,236,639	1,667,396	10,848

Cash and cash equivalents at end of period	¥1,122,760	¥1,265,881	$9,849

*	See Notes to consolidated financial statements on pages 16-17.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	Victor Company of Japan, Ltd. (JVC) issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the company’s shareholding in JVC decreased from 52.4% to 36.8%. JVC and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.

4.	Comprehensive income was reported as a gain of 94,762 million yen ($831 million) for the third quarter ended December 31, 2007, a gain of 140,831 million yen for the third quarter ended December 31, 2006. Comprehensive income was a gain of 181,161 million yen ($1,589 million) for the nine months ended December 31, 2007, and a gain of 272,977 million yen for the nine months a year ago. Comprehensive income includes net income and increases (decreases) in accumulated other comprehensive income (loss).

5.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

7.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for AVC Networks and Home Appliances of fiscal 2007 has been reclassified to conform with the presentation for fiscal 2008.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

(JVC and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.)

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

8.	Number of consolidated subsidiaries: 567

9.	Number of companies reflected by the equity method: 140

10.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 =114 yen, the approximate rate on the Tokyo Foreign Exchange Market on December 28, 2007.

11.	Each American Depositary Share (ADS) represents 1 share of common stock.

# # #

January 31, 2008

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2008

Third Quarter, ended December 31, 2007

Victor Company of Japan, Ltd. (JVC) and its consolidated subsidiaries became associated companies under the equity method from August 2007. Fiscal 2007 results for JVC have not been reclassified.

1. Sales breakdown for Fiscal 2008 Third Quarter, ended December 31, 2007

Third Quarter <Oct. to Dec. 2007>	yen (billions)

By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and audio equipment	588.2	110%	108%	153.0	99%	435.2	114%	112%
Information and communications equipment	543.1	101%	102%	251.2	97%	291.9	106%	106%

AVC Networks	1,131.3	105%	105%	404.2	98%	727.1	110%	109%
Home Appliances	331.0	106%	106%	185.3	101%	145.7	113%	112%
Components and Devices	295.5	101%	100%	109.7	101%	185.8	100%	100%
MEW and PanaHome	428.3	100%	100%	346.8	96%	81.5	122%	119%
Other	158.5	103%	103%	92.3	94%	66.2	118%	118%

Total	2,344.6	96%	96%	1,138.3	94%	1,206.3	99%	98%

Nine Months <Apr. to Dec. 2007>	yen (billions)

By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and audio equipment	1,435.9	107%	104%	378.3	101%	1,057.6	110%	105%
Information and communications equipment	1,615.6	107%	105%	759.6	106%	856.0	108%	104%

AVC Networks	3,051.5	107%	104%	1,137.9	104%	1,913.6	109%	105%
Home Appliances	972.9	107%	105%	518.3	100%	454.6	116%	110%
Components and Devices	881.4	103%	101%	304.6	101%	576.8	105%	101%
MEW and PanaHome	1,277.4	103%	102%	1,038.7	99%	238.7	123%	116%
JVC	180.5	36%	34%	45.9	33%	134.6	38%	34%
Other	506.2	106%	105%	280.7	95%	225.5	123%	121%

Total	6,869.9	101%	98%	3,326.1	98%	3,543.8	103%	99%

Note:

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances are based on the reclassified fiscal 2007 sales results for those product categories.

yen (billions)

Overseas Sales by Region	Fiscal 2008 Third Quarter			Fiscal 2008 Nine Months
	Results	08/07	Local currency basis 08/07	Results	08/07	Local currency basis 08/07
North and South America	354.7	91%	93%	1,012.7	93%	92%
Europe	342.6	96%	92%	947.5	103%	95%
Asia	276.0	102%	100%	859.3	105%	100%
China	233.0	114%	114%	724.3	119%	116%

Total	1,206.3	99%	98%	3,543.8	103%	99%

2. Segment Information

<Consolidated>	yen (billions)

	Fiscal 2008 Third Quarter Results					Fiscal 2008 Nine Months Results
	Sales	08/07	Segment profit	% of sales	08/07	Sales	08/07	Segment profit	% of sales	08/07
AVC Networks	1,207.7	105%	84.3	7.0%	119%	3,267.3	107%	194.4	6.0%	112%
Home Appliances	339.2	105%	25.9	7.6%	136%	1,006.2	108%	63.1	6.3%	107%
Components and Devices	357.3	99%	27.8	7.8%	109%	1,069.6	102%	77.3	7.2%	101%
MEW and PanaHome	472.5	101%	27.3	5.8%	110%	1,409.7	104%	68.4	4.9%	119%
JVC	—	—	—	—	—	183.1	36%	-9.7	-5.3%	—
Other	361.2	103%	12.1	3.4%	100%	1,126.4	102%	47.1	4.2%	107%

Total	2,737.9	97%	177.4	6.5%	116%	8,062.3	101%	440.6	5.5%	108%

Corporate and eliminations	-393.3	—	-12.0	—	—	-1,192.4	—	-55.2	—	—

Consolidated total	2,344.6	96%	165.4	7.1%	122%	6,869.9	101%	385.4	5.6%	112%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

2.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.

3. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)

	Fiscal 2008 Third Quarter		Fiscal 2008 Nine Months
	Results	08-07	Results	08-07
AVC Networks	41.3	-10.2	141.4	+10.3
Home Appliances	11.0	- 1.0	33.6	+0.9
* Components and Devices	29.4	-9.8	96.5	- 3.2
MEW and PanaHome	10.2	0.0	29.0	- 1.6
JVC	—	-2.8	3.0	-6.0
Other	0.6	-1.3	6.2	-14.5
Total	92.5	-25.1	309.7	-14.1

* semiconductors only	(13.1)	(-11.4)	(40.6)	(-13.9)
** These figures are calculated on an accrual basis.

Depreciation(Tangible Assets)	yen (billions)

<Consolidated>	Fiscal 2008 Third Quarter		Fiscal 2008 Nine Months
	Results	08-07	Results	08-07
	68.6	-1.4	205.1	+1.3

R&D Expenditures	yen (billions)

<Consolidated>	Fiscal 2008 Third Quarter		Fiscal 2008 Nine Months
	Results	08-07	Results	08-07
	130.7	-8.4	410.6	-10.3

4. Foreign Currency Exchange

<Export Rates>
	Fiscal 2007			Fiscal 2008
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months
U.S.Dollars	¥115	¥114	¥115	¥115	¥117
Euro	¥148	¥144	¥145	¥161	¥159

<Rates Used for Consolidation>
	Fiscal 2007			Fiscal 2008
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months
U.S.Dollars	¥118	¥116	¥117	¥113	¥117
Euro	¥152	¥148	¥150	¥164	¥163

<Foreign Currency Transaction>*	(billions)

	Fiscal 2007						Fiscal 2008
	Third Quarter		Nine Months		Full Year		Third Quarter		Nine Months
U.S.Dollars	US$	0.8	US$	2.5	US$	3.4	US$	0.7	US$	1.9
Euro		€0.6		€1.4		€1.6		€0.3		€0.9

*	These figures are based on the net foreign exchange exposure of the company.

5. Number of Employees

<Consolidated>	(persons)

	End of Dec. 2006	End of Mar. 2007	End of Sep. 2007	End of Dec. 2007
Domestic	145,038	145,418	136,663	136,042
Overseas	184,715	183,227	172,374	169,580
Total	329,753	328,645	309,037	305,622

6. Other Information

(shares)

Issued Shares as of December 31, 2007	(a	)	2,453,053,497
Treasury Stock as of December 31, 2007	(b	)	342,377,650

Outstanding Shares (excluding treasury stock) as of December 31, 2007	(a	)-(b)	2,110,675,847

	Fiscal 2007			Fiscal 2008
	Third Quarter	Nine Months	Annual Results	Third Quarter	Nine Months
Net income per common share, basic	¥36.13	¥88.44	¥99.50	¥54.49	¥103.65
Net income per common share, diluted	¥36.13	¥88.44	¥99.50	¥54.49	¥103.65
Stockholders’ equity per common share at the end of each period	¥1,801.85	—	¥1,824.89	¥1,868.09	—

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>	yen (billions)

		Fiscal 2008 Third Quarter		Fiscal 2008 Nine Months
	Products	Sales	08/07	Sales	08/07
AVC Networks	VCRs	26.0	82%	81.8	84%
	Digital cameras	72.8	120%	198.4	127%
	TVs	346.1	115%	798.2	107%
	Plasma TVs	226.7	121%	502.2	113%
	LCD TVs	86.2	118%	206.2	118%
	DVD recorders	46.0	100%	102.3	108%
	Audio equipment	41.6	83%	106.5	85%
	Information equipment	363.6	101%	1,089.7	107%
	Communications equipment	179.5	102%	525.9	107%
	Mobile communications equipment only	81.4	106%	246.0	117%
Home Appliances	Air conditioners	48.7	112%	206.9	111%
	Refrigerators	25.4	111%	86.6	109%
Components and Devices	General components	116.5	103%	347.5	106%
	Semiconductors *	114.6	105%	344.6	103%
	Batteries	81.3	96%	241.1	105%
Other	FA equipment	42.6	108%	157.9	109%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2008 is 475.0 billion yen, up 8% from fiscal 2007.

Note:

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figure for Information equipment is based on the reclassified fiscal 2007 sales results for those product categories.

<Attachment 2>

Financial data for the primary domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2008 Third Quarter Results	yen (billions)

	Sales		Domain company profit
		08/07		08/07	% of sales
Panasonic AVC Networks Company	610.9	113%	46.9	131%	7.7%
Panasonic Communications Co., Ltd.	134.8	115%	1.3	32%	1.0%
Panasonic Mobile Communications Co., Ltd.	101.3	102%	4.2	3098%	4.1%
Panasonic Electronic Devices Co., Ltd.	132.2	106%	11.3	109%	8.5%

Fiscal 2007 Nine Months Results	yen (billions)

	Sales		Domain company profit
		08/07		08/07	% of sales
Panasonic AVC Networks Company	1,551.0	108%	94.3	121%	6.1%
Panasonic Communications Co., Ltd.	399.9	113%	7.0	45%	1.8%
Panasonic Mobile Communications Co., Ltd.	306.8	110%	5.1	591%	1.7%
Panasonic Electronic Devices Co., Ltd.	392.6	107%	32.0	112%	8.2%

From fiscal 2008, PC optical disc drive business of Panasonic Shikoku Electronics Co., Ltd. was transferred to Panasonic Communications Co., Ltd.

<Capital Investment> *

Fiscal 2008 Third Quarter Results	yen (billions)

	Capital investment
		08-07
Panasonic AVC Networks Company	25.9	-1.1
Panasonic Communications Co., Ltd.	6.4	+4.4
Panasonic Mobile Communications Co., Ltd.	1.1	0.0
Panasonic Electronic Devices Co., Ltd.	8.5	-2.2

Fiscal 2008 Nine Months Results	yen (billions)

	Capital investment
		08-07
Panasonic AVC Networks Company	102.9	+12.8
Panasonic Communications Co., Ltd.	15.3	+7.8
Panasonic Mobile Communications Co., Ltd.	2.6	- 1.3
Panasonic Electronic Devices Co., Ltd.	26.0	- 2.7

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2007 through fiscal 2008

<Consolidated>

Fiscal 2008 Results

Sales	yen (billions)

	First Half
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07	Third Quarter	08/07
AVC Networks	996.1	105%	1,063.5	110%	2,059.6	107%	1,207.7	105%
Home Appliances	349.4	112%	317.6	107%	667.0	109%	339.2	105%
Components and Devices	348.2	104%	364.1	104%	712.3	104%	357.3	99%
MEW and PanaHome	431.9	106%	505.3	105%	937.2	105%	472.5	101%
JVC	138.0	89%	45.1	26%	183.1	56%	—	—
Other	359.5	100%	405.7	104%	765.2	102%	361.2	103%
Total	2,623.1	104%	2,701.3	101%	5,324.4	103%	2,737.9	97%
Corporate and eliminations	-383.6	—	-415.5	—	-799.1	—	-393.3	—
Consolidated total	2,239.5	105%	2,285.8	101%	4,525.3	103%	2,344.6	96%

Segment profit	yen (billions)

	First Half
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07	Third Quarter	08/07
AVC Networks	38.9	110%	71.2	107%	110.1	108%	84.3	119%
Home Appliances	18.0	90%	19.3	98%	37.3	94%	25.9	136%
Components and Devices	18.4	134%	31.1	84%	49.5	98%	27.8	109%
MEW and PanaHome	9.9	153%	31.2	120%	41.1	126%	27.3	110%
JVC	-6.7	—	-3.0	—	-9.7	—	—	—
Other	13.8	100%	21.1	116%	34.9	109%	12.1	100%
Total	92.3	107%	170.9	101%	263.2	103%	177.4	116%
Corporate and eliminations	-18.4	—	-24.8	—	-43.2	—	-12.0	—
Consolidated total	73.9	113%	146.1	103%	220.0	106%	165.4	122%

Notes:

1.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.
2.	JVC and its consolidated subsidiaries became associated companies under the equity method from August 2007.

Fiscal 2007 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	949.3	103%	967.6	99%	1,916.9	101%	1,148.8	102%	998.4	101%	2,147.2	102%	4,064.1	101%
Home Appliances	312.5	101%	297.5	111%	610.0	105%	323.8	102%	313.3	107%	637.1	105%	1,247.1	105%
Components and Devices	335.4	100%	349.9	101%	685.3	101%	360.9	101%	331.5	100%	692.4	101%	1,377.7	101%
MEW and PanaHome	408.7	106%	482.5	107%	891.2	106%	467.0	107%	500.5	105%	967.5	106%	1,858.7	106%
JVC	154.5	102%	172.7	93%	327.2	97%	177.8	83%	141.6	93%	319.4	87%	646.6	92%
Other	359.4	124%	391.7	119%	751.1	121%	350.9	109%	382.0	102%	732.9	105%	1,484.0	113%
Total	2,519.8	105%	2,661.9	104%	5,181.7	105%	2,829.2	102%	2,667.3	102%	5,496.5	102%	10,678.2	103%
Corporate and eliminations	-382.9	—	-409.3	—	-792.2	—	-392.4	—	-385.4	—	-777.8	—	-1,570.0	—
Consolidated total	2,136.9	104%	2,252.6	102%	4,389.5	103%	2,436.8	102%	2,281.9	102%	4,718.7	102%	9,108.2	102%

Segment profit	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	35.3	121%	66.6	117%	101.9	119%	70.9	121%	47.2	97%	118.1	110%	220.0	114%
Home Appliances	20.1	112%	19.8	97%	39.9	104%	19.0	79%	24.2	190%	43.2	118%	83.1	111%
Components and Devices	13.8	236%	36.8	132%	50.6	150%	25.6	98%	23.7	111%	49.3	104%	99.9	123%
MEW and PanaHome	6.4	146%	26.1	108%	32.5	114%	24.9	108%	21.5	102%	46.4	105%	78.9	109%
JVC	-2.9	—	1.9	—	-1.0	—	0.5	36%	-5.2	—	-4.7	—	-5.7	—
Other	13.7	149%	18.2	93%	31.9	111%	12.1	90%	16.5	83%	28.6	85%	60.5	97%
Total	86.4	136%	169.4	115%	255.8	121%	153.0	104%	127.9	106%	280.9	105%	536.7	112%
Corporate and eliminations	-21.3	—	-27.1	—	-48.4	—	-17.2	—	-11.6	—	-28.8	—	-77.2	—
Consolidated total	65.1	141%	142.3	114%	207.4	121%	135.8	105%	116.3	102%	252.1	104%	459.5	111%

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for the AVC Networks and Home Appliances segments have been reclassified.

<Attachment 4> Reference

Segment information for fiscal 2006

<Consolidated>

Fiscal 2006 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	918.2	101%	972.6	99%	1,890.8	100%	1,129.8	108%	984.1	105%	2,113.9	106%	4,004.7	103%
Home Appliances	310.5	100%	268.2	98%	578.7	99%	316.2	103%	293.4	103%	609.6	103%	1,188.3	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%
Total	2,388.5	98%	2,554.3	101%	4,942.8	99%	2,774.7	107%	2,609.4	109%	5,384.1	108%	10,326.9	104%
Corporate and eliminations	-340.3	—	-343.3	—	-683.6	—	-376.3	—	-372.7	—	-749.0	—	-1,432.6	—
Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit													yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	29.0	165%	56.9	109%	85.9	123%	58.6	223%	48.5	145%	107.1	179%	193.0	149%
Home Appliances	18.0	102%	20.4	114%	38.4	108%	23.9	113%	12.8	79%	36.7	98%	75.1	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%
Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%
Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—
Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Notes:

1.	Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 results for those business segments.

2.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for the AVC Networks and Home Appliances segments have been reclassified.